FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 25 October, 2012

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 25 October, 2012
                                        3rd Quarter Results

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2012

SUSTAINED GROWTH MOMENTUM DRIVEN BY EMERGING MARKETS

Third quarter highlights

• Turnover increased by 10.3% to €13.4 billion with a positive impact of 4.1% from FX and 0.1% from M&A

• Underlying sales growth 5.9% with emerging markets up 12.1%

• Underlying volume growth 3.4% ahead of our markets; pricing up 2.4%

Nine months highlights

• Turnover increased by 11.1% to €38.8 billion with a positive impact of 2.6% from FX and 1.5% from M&A

• Underlying sales growth 6.6% with emerging markets up 11.7%

• Underlying volume growth 3.0% ahead of our markets; pricing up 3.5%

Paul Polman: Chief Executive Officer statement

 "I am pleased that we have again reported good quality growth, with volumes ahead of our markets. This consistent performance, despite continued high levels of competitive intensity, depressed economies and increasing global imbalances and uncertainty, shows that the Unilever transformation is well on track and is being embedded deeply in the business.

The Compass strategy and the Unilever Sustainable Living Plan are driving aligned actions across the business. We are seeing a steady improvement in the quality of our innovation, meeting the needs of consumers wherever they are. The organisational structure that we announced last year is already paying off and we are seeing benefits in terms of our agility and discipline in operational execution.

I am particularly pleased with the progress that we have made in attracting and retaining the best talent. This is increasingly being recognised externally. For example we have won awards for diversity in China and Europe and we were recently ranked as the world's fifth most desirable company to work for in a survey by the Linkedin professional networking site. This is an area where we see that a socially responsible approach brings a tangible business benefit.

Looking forward, it is clear that the environment will remain challenging. Commodity cost inflation is high and remains volatile and there is no sign that the level of competition will ease. In this challenging environment there is no change to our objectives, which remain: profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow. For 2012 we remain on track to deliver a modest improvement in core operating margin"

25 October 2012

OPERATIONAL REVIEW: CATEGORIES

	Third Quarter 2012				Nine Months 2012
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	13.4	5.9	3.4	2.4	38.8	6.6	3.0	3.5
Personal Care	4.7	8.0	5.6	2.3	13.4	9.5	6.3	3.1
Foods	3.6	(0.4)	(1.4)	1.0	10.7	2.0	(1.2)	3.2
Home Care	2.4	11.0	7.0	3.8	6.8	10.2	5.9	4.1
Refreshment	2.7	6.8	3.3	3.4	7.9	5.5	1.4	4.1

Markets: Third quarter market growth was driven largely by higher prices. Market volumes continued to grow in emerging markets whilst volumes in developed markets remained below prior year.

Unilever Performance: Against this overall market backdrop we saw solid growth with a good balance between volume and price. Our emerging markets businesses delivered another quarter of double digit growth, taking year to date growth to 11.7%. Developed markets declined in the quarter but are up 0.8% year to date.

Personal Care

Hair performance reflected the success of a strong programme of activities across the brands. Tresemmé did well in its traditional markets, made strong headway in Brazil and has recently been launched in Indonesia and India. The Clear launch in the United States is performing well, confirming that the proposition is strong and differentiated, and the brand is also making inroads into other new markets such as Australia. Dove Damage Therapy continues to drive growth across many markets and Dove Men+Care hair was launched in Brazil. Axe hair has established a good platform in Europe and was launched in Turkey.

Deodorants grew ahead of our markets with a broad-based, good performance across the key brands and geographies.  Dove continued to deliver strong growth and Rexona was underpinned by the extension of the MotionSense technology to Rexona for Men. Axe benefited from strong digital campaigns and Axe Anarchy, which offers fragrances for both him and her, continues to do well.

Dove continues to drive skin cleansing growth with the continuing success of Dove Nutrium Moisture and Dove Men+Care. Lifebuoy is progressing well driven by the '10 seconds germ-removal' hand wash campaign supporting the launch of Lifebuoy Clini-Care 10 in India and South Africa. Lux continues to deliver double digit growth helped by the recent Fresh re-stage. Both Radox and Duschdas, brands acquired from Sara Lee, are performing well. In skin care, Vaseline Daily Care Total Moisture maintained good momentum whilst a Dove Men+Care face range was launched in the United Kingdom. The acquired Kalina brands in Russia performed strongly.

Oral improved its growth rate in the third quarter driven by the rollout of Expert Protection in Signal / Pepsodent, our most advanced complete protection toothpaste and '3x fresher breath' proposition for Close-up. Pepsodent 123 was launched in Indonesia and Vietnam and we launched Pepsodent in South Africa.

Foods

Overall Foods growth was slightly negative. Knorr jelly bouillon continues to do well in savoury, with the recent extension to markets such as Australia and Russia and the introduction of new variants such as Herbs & Spices in Germany and Borsch Soup in Russia. Knorr baking bags have gained share in most key countries. During the third quarter we launched our first soup made from 100% sustainable tomatoes in France.

Spreads volumes suffered from high relative pricing in key markets but we have already taken action in some markets to ensure that our prices are competitive and our volume market shares are improving as a result. Liquid margarines continue to do well and Becel Gold, a premium variant offering a healthy spread with a great creamy taste was launched in Europe. Hellmann's mayonnaise is progressing well driven by the campaign to inspire new uses of mayonnaise and the 50th anniversary campaign in Brazil.

Home Care
Strong growth in laundry reflected volume growth ahead of our markets. This includes the impact of improved product formulations, sustained innovation delivery and effective brand communication. New Omo offering fast stain removal has now been rolled out to more than 20 markets and is performing well. Surf growth was driven by improved fragrances and its value for money positioning. Comfort is building on the success of recent launches in Australia, New Zealand and South Africa whilst Comfort Anti-Bacterial was launched in Indonesia and Vietnam.

Household cleaners delivered double digit growth driven by a strong Sunlight hand dishwash performance in South and South East Asia supported by the improved degreasing formulation. Domestos continued to deliver robust growth benefiting from the launches in Saudi Arabia, the Gulf and Argentina, the successful Toilet System advertising in Europe and the joint promotion with UNICEF to improve access to sanitation across nine countries. Cif Power Naturals was launched in Turkey and Cif Cream pouches were introduced in South East Asia to provide Cif cleaning performance at an affordable unit price.

Refreshment
Ice cream delivered strong growth, with positive volume and price. Magnum growth accelerated as the brand was successfully launched in the Philippines and Malaysia and it continues to do well in the United States and Indonesia. Magnum Infinity has been rolled out across Europe, Turkey, Mexico and Australia. Cornetto also had a good quarter, driven by growth in Asia, and Ben & Jerry's benefited from the Greek Frozen Yogurt launch in North America and Core Concoctions in Europe.

Beverages growth improved in the third quarter but still lags market growth. Lipton delivered double digit growth in the Middle East and the relaunch of Lipton Yellow Label in Russia with improved taste is doing well and is now being rolled out to Poland. Growth in India was underpinned by a strong performance of Brooke Bond. Ades soy-based drinks continued to make good progress in Latin America with successful new flavours supported by impactful advertising.

OPERATIONAL REVIEW: GEOGRAPHIES

	Third Quarter 2012				Nine Months 2012
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	13.4	5.9	3.4	2.4	38.8	6.6	3.0	3.5
Asia/AMET/RUB	5.3	10.7	6.2	4.3	15.3	10.9	5.7	4.9
The Americas	4.3	4.7	1.2	3.4	12.8	6.6	1.8	4.8
Europe	3.7	0.9	2.1	(1.2)	10.6	1.0	0.9	0.1

Asia/AMET/RUB
Strong growth in the quarter, ahead of our markets, with particularly good performances in Vietnam, Pakistan, India and Indonesia. Our business in Thailand is making good progress following the flooding last year. The investments to build our businesses in China and Russia are delivering good results. Whilst we saw good growth in South Africa and Ghana, overall performance across Africa was mixed reflecting difficult economic situations in markets such as Nigeria and Cote D'Ivoire.

The Americas
North America, adjusting for the impact of the sales brought forward into the third quarter 2011, saw modest underlying sales growth with a good performance in ice cream. The disposal of the North American frozen foods business was completed on 20th August.

Latin America grew by 13.7%, the fifth successive quarter of double digit growth, with a good balance between price and volume growth. All the major countries delivered strong growth with particularly good performances from Brazil, Argentina and Chile. The integration of the acquired laundry business in Colombia continues to progress well.

Europe
Europe delivered 0.9% growth in the quarter, consistent with the growth rate in the first half year. Volume growth was again ahead of our markets. Underlying price growth was negative largely as a result of the intensely competitive, promotionally-driven markets. We are responding to the needs of hard-pressed consumers in Europe, for example in Greece we have launched a range of value priced products under the locally well-known Elaïs brand.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2012 interim financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q3 2012 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2430

Per Unilever PLC ordinary share:	£ 0.1977

Per Unilever N.V. New York share:	US$ 0.3160

Per Unilever PLC American Depositary Receipt:	US$ 0.3160

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 23 October 2012.

The quarterly interim dividends will be payable as from 12 December 2012, to shareholders registered at close of business on 9 November 2012. The shares will go ex-dividend on 7 November 2012.

US dollar checks for the quarterly interim dividend will be mailed on 11 December 2012 to holders of record at the close of business on 9 November 2012. In the case of the N.V. New York shares, Netherlands withholding tax will be deducted.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and  managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6719 trevor.gorin@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com
There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

SEGMENT INFORMATION - CATEGORIES

(unaudited)

Third Quarter	Personal Care	Foods	Home Care	Refreshment	Total

Turnover (€ million)
2011	4,111	3,480	2,083	2,441	12,115
2012	4,731	3,559	2,381	2,693	13,364

Change (%)	15.1	2.3	14.3	10.3	10.3
Impact of:
Exchange rates (%)	5.2	4.8	3.6	1.6	4.1
Acquisitions (%)	1.8	0.0	0.3	1.0	0.9
Disposals (%)	(0.5)	(2.1)	(1.0)	0.7	(0.8)

Underlying sales growth (%)	8.0	(0.4)	11.0	6.8	5.9
Price (%)	2.3	1.0	3.8	3.4	2.4
Volume (%)	5.6	(1.4)	7.0	3.3	3.4

Nine Months	Personal Care	Foods	Home Care	Refreshment	Total

Turnover (€ million)
2011	11,347	10,314	6,101	7,141	34,903
2012	13,446	10,690	6,759	7,867	38,762

Change (%)	18.5	3.6	10.8	10.2	11.1
Impact of:
Exchange rates (%)	3.2	3.0	0.9	2.8	2.6
Acquisitions (%)	5.4	0.0	0.8	0.9	2.1
Disposals (%)	(0.5)	(1.4)	(1.1)	0.7	(0.6)

Underlying sales growth (%)	9.5	2.0	10.2	5.5	6.6
Price (%)	3.1	3.2	4.1	4.1	3.5
Volume (%)	6.3	(1.2)	5.9	1.4	3.0

SEGMENT INFORMATION - GEOGRAPHIES

(unaudited)

Third Quarter	Asia/AMET/ RUB	The Americas	Europe	Total

Turnover (€ million)
2011	4,566	4,016	3,533	12,115
2012	5,359	4,363	3,642	13,364

Change (%)	17.4	8.7	3.1	10.3
Impact of:
Exchange rates (%)	4.6	5.4	1.9	4.1
Acquisitions (%)	1.6	0.2	0.8	0.9
Disposals (%)	(0.2)	(1.7)	(0.5)	(0.8)

Underlying sales growth (%)	10.7	4.7	0.9	5.9
Price (%)	4.3	3.4	(1.2)	2.4
Volume (%)	6.2	1.2	2.1	3.4

Nine Months	Asia/AMET/ RUB	The Americas	Europe	Total

Turnover (€ million)
2011	13,263	11,384	10,256	34,903
2012	15,336	12,842	10,584	38,762

Change (%)	15.6	12.8	3.2	11.1
Impact of:
Exchange rates (%)	2.7	4.0	1.0	2.6
Acquisitions (%)	1.8	2.8	1.8	2.1
Disposals (%)	(0.2)	(1.1)	(0.6)	(0.6)

Underlying sales growth (%)	10.9	6.6	1.0	6.6
Price (%)	4.9	4.8	0.1	3.5
Volume (%)	5.7	1.8	0.9	3.0

Additional geographical information

	Third Quarter				Nine Months
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	13,364	5.9	3.4	2.4	38,762	6.6	3.0	3.5
Developed markets	5,959	(1.2)	(0.6)	(0.6)	17,509	0.8	(0.3)	1.1
Emerging markets	7,405	12.1	6.8	4.9	21,253	11.7	5.9	5.5

	Third Quarter				Nine Months
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	4,363	4.7	1.2	3.4	12,842	6.6	1.8	4.8
North America	2,236	(3.5)	(4.4)	1.0	6,707	1.4	(1.9)	3.3
Latin America	2,127	13.7	7.5	5.8	6,135	12.3	5.7	6.3